UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2022
Commission File Number: 001-38544
CENNTRO ELECTRIC GROUP LIMITED
(Translation of registrant’s name into English)
501 Okerson Road, Freehold, New Jersey 07728
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On May 3, 2022, Mr. Simon Tripp, the Class III director of Cenntro Electric Group Limited ACN 619 054 938 (the “Company”), notified the board of directors of the Company (the “Board”) of his intention to resign as a director, effective immediately prior to the Annual General Meeting of the Company, to be held on May 31, 2022. Mr. Tripp was appointed as a non-executive director on January 19, 2021 and was then appointed as a non-executive Class III director on December 30, 2021 pursuant to resolutions adopted at the Company’s Extraordinary General Meeting held on December 21, 2021 in connection with the stock purchase transaction of the Company (formerly Naked Brand Group Limited) with respect to the three entities that comprise the Cenntro Automotive Group.
On May 3, 2022, the Nominating Committee of the Board considered and recommended to the Board that it nominate Mr. Benjamin Ge for election as the Class III director to serve until the 2025 annual general meeting of shareholders of the Company. In addition, on May 3, 2022, the Board approved the nomination of Mr. Ge as the Class III director and recommended that the shareholders approve the election of Mr. Ge as the Class III director.
Mr. Tripp’s resignation was not the result of any dispute or disagreement with the Company or the Board or any matter relating to the operation, policies or practices of the Company.
Item 8.01	Other Events.
On May 5, 2022, the Company issued a press release announcing that it is convening its Annual General Meeting on May 31, 2022 at 8:00 a.m. (Eastern Daylight Time) (8:00 p.m. Shanghai Time and 10:00 p.m. Australian Eastern Time), to be held at the Hyatt Regency Jacksonville Riverfront in Jacksonville, Florida.
The Notice of Meeting and Explanatory Memorandum for the Annual General Meeting and proxy card are furnished herewith as Exhibit 99.1 and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K.
The Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 25, 2022 (Eastern Daylight Time) and the Company’s Annual Report for the year ended December 31, 2021, prepared in accordance with the Australian Corporations Act 2001 (Cth), as lodged with the Australian Securities and Investments Commission on April 26, 2022 (Australian Eastern Time) are available on the Company’s investor relations website at ir.cenntroauto.com and at https://www.cstproxy.com/cenntro/2022. Alternatively, shareholders may request copies of such materials from the Company’s transfer agent, Continental Stock Transfer & Trust Company, by emailing proxy@continentalstock.com.
The Company also announced the resignation of Mr. Simon Tripp as Class III director of the Company and the Board nomination of Mr. Benjamin Ge as the Class III director. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.
The information contained in this Form 6-K under the heading Item 5.02 “Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245, 333-256258 and 333-262039) and the prospectuses included therein.

Item 9.01	Financial Statements and Exhibits
Exhibit No.	Description
99.1	Notice of Meeting and Explanatory Memorandum
99.2	Form of Proxy Card
99.3	Press Release dated May 5, 2022

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: May 5, 2022
CENNTRO ELECTRIC GROUP LIMITED

By:	/s/ Peter Z. Wang
Name:	Peter Z. Wang
Title:	Chief Executive Officer